Filed by SCBT Financial Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933

                                       Subject Company: Sun Bancshares, Inc.
                                       SEC File No. 001-12669

                                       Date: August 22, 2005

The following article appeared in the Monday August 22, 2005 edition of the Charleston Post & Courier newspaper. The views expressed are those of the reporter.


         This filing contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements about the benefits of the merger between SCBT Financial Corporation and Sun Bancshares, Inc. including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger, as well as statements with respect to SCBT's and Sun Bancshares' plans, objectives, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

         Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

         You can identify these forward-looking statements through the use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "point to," "project," "could," "intend" or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market areas and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and the failure of assumptions underlying the establishment of reserves for possible loan losses. The risks of mergers and acquisitions, include, without limitation: unexpected transaction costs, including the costs of integrating operations; the risks that the businesses of SCBT and Sun Bancshares will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the potential failure to fully or timely realize expected revenues and revenue synergies, including as the result of revenues following the merger being lower than expected; the risk of deposit and customer attrition; changes in deposit mix; unexpected operating and other costs, which may differ or change from expectations; the risks of customer and employee loss and business disruption, difficulties in maintaining relationships with employees; the risk of obtaining necessary governmental approvals of the merger on the proposed terms and schedule; and the risk that Sun Bancshares' shareholders will not approve the merger; increased competitive pressures and solicitations of Sun Bancshares's customers by competitors in the highly competitive Georgetown and Horry County markets of South Carolina market.

         All written or oral forward looking statements attributable to SCBT and Sun Bancshares are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in SCBT's annual report on Form 10-K for the year ended December 31, 2004 under "Forward-Looking Statements," and otherwise in SCBT's SEC reports and filings. Such reports are available upon request from SCBT or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov.

         SCBT will file a registration statement and other relevant documents concerning the transaction with the Securities Exchange Commission, and appropriate state and federal banking authorities as soon as is practical. Sun will prepare a proxy statement and other relevant documents concerning the proposed transaction for its shareholders as well. Sun shareholders are urged to read such proxy and registration statements regarding the proposed transaction as they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these will contain important information. You will be able to obtain a free copy of the registration statement, as well as other filings containing information about SCBT Financial Corporation at the SEC's Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to SCBT Financial Corporation, South Carolina 29202, Attention: Richard C. Mathis, Chief Financial Officer.

                         ***NEWSPAPER ARTICLE FOLLOWS***


News Article:

Charleston's healthy growth lures more banks into market Published: 8/22/2005

SCBT Financial Corp. is fast moving toward its goal of becoming a top statewide bank. And for the Columbia-based lender, Charleston is the next step.


After SCBT's recently announced acquisition of Sun Bancshares, a Myrtle Beach bank holding company, Charleston remains as the only coastal county where SCBT isn't doing business.


SCBT's top executive said that's about to change.


"We're all along the fringes. ... Obviously Charleston is our next move," said
Chief Executive Robert Hill.


The question area bankers are asking is whether SCBT intends to start its local operation from scratch or, as it did in Myrtle Beach, buy a local company.


South Carolina is home to nearly 100 banking companies, all of them small by national standards. But an increasing number of those banks are looking to grow into statewide operations, often by buying out smaller peers in desirable markets such as the Charleston area.


Local banking insiders believe SCBT is likely to take that route to enter Charleston County.


For decades, the 71-year-old company has operated branches on the outskirts of the Charleston region in Jefferies, Moncks Corner and St. George.


But in the past year, SCBT has ramped up its expansion activity with two acquisitions. In addition, it opened a branch in Summerville in October. Last week, the company hired veteran mortgage banker Cassandra Padgette to lead the Lowcountry operations. Padgette worked for the First Federal Savings and Loan Association of Charleston for 21 years.


Padgette will work out of the Summerville office for now, as SCBT scouts for locations downtown, in East Cooper and in West Ashley to establish a permanent site. From there, Hill expects to build a full-service branch around the mortgage business.

The mortgage business will be "our area toehold," Hill said.


The moves follow an aggressive growth strategy put in place about 10 years ago. Since then, SCBT has more than doubled its number of branches to 39, with some of the increase coming from acquisitions such as the purchase of Sun Bancshares last month.


That deal followed SCBT's purchase of Greenville's New Commerce BanCorp in December.


The company's statewide push also has included more symbolic moves, such as moving its headquarters from Orangeburg to Columbia and changing its name:
Formerly known as First National Bank, it does business in most places today as South Carolina Bank and Trust.


Along the way, SCBT has almost doubled its total assets to $1.8 billion in the past five years, making it the state's fourth-biggest homegrown banking company.


Although Hill made it clear that Charleston is his bank's next stop, he declined to specify how the company will make its entry into the market.


"Our history has shown that we typically go someplace and build from the ground up. I think that is our core strength," Hill said. "But we take a balanced approach. And clearly, if we can couple with the right partner, an acquisition would help us growth at a faster pace."


The purchase of Sun Bancshares was the first time SCBT used an acquisition to enter a market, Hill noted. Other acquisitions helped the bank expand in markets where it already had a presence.


But some industry observers say an acquisition is only a matter of time.


The bank is "definitely looking to acquire to build out its statewide presence," said Mark Muth, an analyst with Nashville-based FTN Midwest who tracks SCBT. "It typically is looking for fairly small community banks."


Charleston-area banking executives declined to talk on the record about possible targets for SCBT, but two names have been mentioned repeatedly: Southcoast Financial Corp. and Carolina Financial Corp.


Neither Hill nor executives from those two banks would comment on possible deals. Even if any of the parties were in talks, they would be muzzled by securities regulations from speaking about premerger chatter.


EBB AND FLOW


Acquisitions are a normal part of the ebb and flow of the banking world for lenders of all sizes.


Carolina Federal Savings Bank, for example, bought Roper Employees Federal Credit Union in 2000 to expand its area presence. Similarly, powerhouse Wachovia's acquisition of SouthTrust last year helped it expand into new markets and add business in existing ones, such as Charleston.

The Southeast has the highest rate of mergers and acquisitions in the country, according to a 2004 report by New York brokerage house Keefe Bruyette & Woods Inc., because of faster-than-average population and income growth in the region.


In 2003, a little more than 4 percent of all banks in the Southeast were a product of an acquisition, the report showed. For the nation as a whole, the figure was about half of that.


The report suggested that M&A is a way of life for financial institutions. "Many more banks are acquired than started every year," it said. "This is why the number of banks has declined every year since 1976."


Coastal areas in the Palmetto State, the report said, "remain outstanding growth markets that are poised to benefit from increased tourism and retirement wealth flowing into the state."


The lure of the coast has led many lenders to branch out or acquire other banks in the land between Myrtle Beach and Hilton Head Island.


In the past year, several community banks have announced plans to come to Charleston, including Florence-based First Reliance Bank, Spartanburg-based First National Bank of the South and Camden-based First Palmetto Savings Bank.


All hold sizable deposits, but they are limited in how much they can lend on their home turf because there are fewer people, less money and slower growth rates than in the Lowcountry. Expansion gives them a chance to boost loans and income levels.


And expansion into the Charleston area gives them something more: Average household income in East Cooper at the end of last year came to $77,442, said Al Parish, an economist at Charleston Southern University. For the state, the average was $51,673.


Parish, who heads the school's Center for Economic Forecasting, sees the Charleston metro area slightly outpacing the rest of the state in income growth over the next five years.


However, First Reliance, First National and First Palmetto made their entries into Charleston by finding local bankers and opening new branches -- "de novo" in banking jargon -- rather than buying existing local banks.


SCBT's Hill said hiring a seasoned veteran such as Padgette is his preferred method of growth, too.


Still, with more than two dozen banking companies already vying for deposits and loans here, it's more likely that SCBT will turn its toehold into a footprint through acquisition, said Bill Medich.


"It makes a lot more sense than trying to enter de novo," said Medich. "All these new entrants might find it tough to make it worthwhile."


Medich, area executive for Carolina First Bank, understands the value of a good acquisition. His parent company, Greenville-based South Financial Group, has made itself the biggest banking company based in the state through an aggressive acquisition strategy, including expansion into Florida.

Carolina First came to Charleston in 1995 on its own. Two years later, it acquired Lowcountry Savings Bank. In 2000, it bought Anchor Financial Corp., which owned Bank of Charleston.


A MATCH?


Both Southcoast Financial and Carolina Financial are the type of bank that analyst Muth said would be a good fit for SCBT's bid to grow.


Southcoast, which runs Southcoast Community Bank, posted $413 million in assets at the end of June. The seven-year-old lender runs seven area branches, with an eighth on the way at Ashley Phosphate and Dorchester roads.


A Southcoast acquisition would give SCBT a strong presence in fast-growing Mount Pleasant, where Southcoast is based and controls the top market share, beating out the state's leading bank, Wachovia.


Carolina Financial is also seven years old and runs five area branches under the Community FirstBank name. Next year, it plans to open a branch on Ashley Phosphate, not far from Southcoast's new branch.


Carolina Financial also owns a bank in Myrtle Beach and a mortgage business in Georgia. Combined, its two banks hold just over $500 million in assets.


What's more, top executives at both area lenders know a thing or two about selling a bank.


Wayne Pearson, who heads Southcoast, sold his Lowcountry Savings Bank to Carolina First in 1997. Meanwhile, the same people now leading Carolina Financial -- John Russ, Frank Cole and John Settle -- sold their Home Federal Savings Bank to SouthTrust in 1992.


Muth cautioned that there won't be an acquisition unless both sides want it.


"It's good to remember that banks are sold, they are not bought," he explained. "This is not an industry for hostile takeovers. Banks choose to sell when it's to their advantage."


Muth pointed to Charleston's First Financial Holdings as an example. The parent of First Federal Savings and Loan has $2.5 billion in assets and, in recent years, acquired a number of insurance businesses.


While the rumor mill often points to First Financial as an acquisition target, Muth said, "The board has no desire to sell at this point."


As for SCBT, Hill said the bank isn't interested in selling itself anytime soon.


Over the next three to five years, he said, the goal is to cement SCBT's position as a top lender. The next step after that likely will be to expand into border cities such as Charlotte, Savannah and Wilmington, N.C.


And is he planning to expand through acquisition in these locations?

"There's always a chance," he said.


AT A GLANCE


SCBT FINANCIAL CORP./ SOUTH CAROLINA BANK AND TRUST


STARTED: 1934 as First National Bank of Orangeburg


HEADQUARTERS: Columbia. Moved there from Orangeburg in 2003 to establish statewide presence and changed its name from First National Corp. to SCBT Financial Corp.


BRANCHES: 39


ASSETS: More than $1.8 billion


ACTIVITY: Bought two state banks and opened Summerville branch in past 12 months; is opening a mortgage office in Charleston, plans to open full-service branch soon.





URGE TO MERGE


With faster-than-average population and income growth, the Southeast is seeing more start-up banks than other regions and the highest rate of mergers and acquisitions for financial institutions. Here's a look at South Carolina deals since 2000:


VALUE


BUYER TARGET DATE ($mil)


SCBT Financial Corp. Sun Bancshares Inc. July 21, 2005 26.9


First Citizens Bancorp. Inc. Summit Financial Corp. March 7, 2005 110


SCBT Financial Corp. New Commerce BanCorp Dec. 16, 2004 20.2


First Citizens Bancorp. Inc. People's Community Capital Corp. Oct. 18, 2004 39.9


First Community Corp. DutchFork Bancshares Inc. April 12, 2004 50.8


American Community Bancshares Inc. FNB Bancshares Inc. Nov. 5, 2003 15.8


Community Capital Corp. Abbeville Capital Corp. Aug. 19, 2003 15


SunTrust Banks Inc. Lighthouse Financial Services Jan. 22, 2003 130


First Bancorp Carolina Community Bancshares Inc. July 16, 2002 17.7


Community Bankshares Inc. Ridgeway Bancshares Inc. Nov. 21, 2001 16

National Commerce Financial Corp. SouthBanc Shares Inc. July 16, 2001 127.6


Synovus Financial Corp. Carolina Southern Bank Sept. 19, 2000 64.1


BB&T Corp. FirstSpartan Financial Corp. Sept. 6, 2000 102.1


Carolina Federal Savings Bank Roper Employees Federal Credit Union Aug. 14, 2000 NA


SouthBanc Shares Inc. Heritage Bancorp Inc. Feb 14, 2000 77


Carolina First Corp. Anchor Financial Corp. Jan. 10, 2000 303.7


Source: Keefe Bruyette & Woods Inc., SNL Datasource



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